30
3-22-04

UNITED
SECURITIES AND EXC
Washington

04003587

OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER
8 - 48572

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 1 2004
158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTERN INTERNATIONAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 South Lake Avenue, Suite 700
(No. and Street)

Pasadena (City) CA (State) 91101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald M. Bizub (626) 793-7717
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, Suite 500 Beverly Hills, California 90210
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SW

OATH OR AFFIRMATION

I, Donald M. Bizub, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western International Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Subscribed + sworn to me

Notary Public

CRAIG R. WATANABE
Comm. # 1262490
NOTARY PUBLIC-CALIFORNIA
Los Angeles County
My Comm. Expires April 30, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTERN INTERNATIONAL SECURITIES, INC.

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

WESTERN INTERNATIONAL SECURITIES, INC.

CONTENTS

9171 Wilshire Boulevard
Suite 500
Beverly Hills, California 90210
310-273-2770/Fax 310-273-6649
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Western International Securities, Inc.

We have audited the accompanying statement of financial condition of Western International Securities, Inc. as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Western International Securities, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 20, 2004

WESTERN INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS		
Cash and cash equivalents	$	129,632
Deposits at clearing firms		200,000
Commissions receivable		543,118
Due from clearing firm		284,042
Securities owned, at market value		606,593
Securities owned, at fair value		20,100
Due from registered representatives		119,304
Property and equipment, net		104,949
Deposits and other assets		111,057
Deferred tax asset		19,000
	$	2,137,795
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Securities sold, not yet purchased, at market value	$	7,504
Due to clearing firm		131,142
Commissions payable		524,263
Accounts payable and accrued expenses		173,501
Income taxes payable		63,200
Total liabilities		899,610
Commitments and contingencies		
Stockholder's equity		
Common stock, $0.01 par value, 250,000 shares authorized, 3,000 shares issued and outstanding		30
Additional paid-in capital		927,567
Retained earnings		310,588
Total stockholder's equity		1,238,185
	$	2,137,795

See accompanying notes to financial statement.

1. Organization and summary of significant accounting policies

Nature of Operations

Western International Securities, Inc. (the Company) was incorporated in the state of Colorado in 1995 as a wholly owned subsidiary of Concept Brokerage Holding Corporation (Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company executes and clears its securities transactions on a fully disclosed basis with a clearing broker and, accordingly is exempt from Rule 15c3-3 of the Securities and Exchange Commission (SEC), under paragraph (k)(2)(ii). The Company operates in numerous states.

Cash equivalents

The Company considers its investment in short-term money market funds to be cash equivalents.

Valuation of Investments in Securities Owned and Securities Sold, Not Yet Purchased

The Company values investments in securities owned and securities sold, not yet purchased that are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Other securities traded in the over-the-counter markets are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a settlement date basis. There were no material adjustments required to the accompanying financial statements as a result of recording transactions on a settlement date basis versus trade date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis.

Property and Equipment

Property and equipment, consisting of computer equipment and furniture, are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Income Taxes

The Company files a consolidated income tax return with its Parent. The accompanying financial statements provide for income taxes as if the Company filed a separate return. Income taxes are accounted for under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes,* which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

1. Organization and summary of significant accounting policies (continued)

Revenue Recognition

Income from commissions on securities transactions is recorded on a settlement date basis.

2. Property and equipment

Property and equipment consist of the following at December 31, 2003:

Computer equipment	$ 175,494
Furniture	111,479
	286,973
Less accumulated depreciation	182,024
Property and equipment, net	$ 104,949

Depreciation expense for the year ended December 31, 2003 equaled $24,876.

3. Commitment

The Company leases office space at its headquarters in Pasadena, California and six other locations under non-cancellable operating leases expiring from 2004 to 2006. At December 31, 2003, the Company's future minimum rental commitment is as follows:

Year ending December 31,	
2004	$ 322,278
2005	225,684
2006	91,533
	$ 639,495

4. Off-balance-sheet risk

Pursuant to clearing agreements, the Company introduces all of its securities transactions to two clearing brokers on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearing agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, that the clearing brokers may sustain from carrying securities transactions introduced by the Company, and to maintain certain minimum balances. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

Effective December 2003, the clearing arrangement with a clearing broker was terminated, and accounts held at this broker were in transition to the clearing broker with which the Company has a clearing arrangement at December 31, 2003.

5. Income taxes

The components of income taxes for the year ended December 31, 2003 are as follows:

Current	
Federal	$ -
State	33,731
	33,731
Deferred	
Federal	(19,000)
State	-
	(19,000)
Provision for income taxes	$ 14,731

The following tabulation reconciles the federal statutory tax rate to the Company's effective rate:

	Amount	%
Federal statutory rate (approximate)	$ 324,000	34.0
Utilization of net operating loss carryforwards	(324,000)	(34.0)
Other reconciling items (including state income taxes)	14,731	1.5
	$ 14,731	1.5

The Company has additional federal net operating losses of approximately $56,000 available to offset future federal taxable income through 2021, and a deferred tax asset of $19,000 has been recognized for the future federal income tax benefit of these loss carryforwards. The corresponding state deferred tax asset is eliminated by an accrued valuation allowance as management believes that net operating loss carryovers may not be available to offset future state income taxes payable. The state net operating losses approximate $831,000 and expire during the period 2004 to 2011.

6. Contingencies

The Company is involved in various legal actions and claims arising in the normal course of business. After taking into consideration legal counsel's evaluation of such actions, management is of the opinion that their outcome will not have a significant effect on the Company's financial statements.

7. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital, maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was $846,265, which was $746,265 in excess of its minimum net capital requirement of $100,000.